UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Evans, Robert E.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   06/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  06/07/00    P        100           A  $15.50                      D  Direct
Common Stock                                  06/08/00    P        400           A  $15.50                      D  Direct
Common Stock                                  06/09/00    P        200           A  $15.00                      D  Direct
Common Stock                                  06/23/00    P        200           A  $14.00                      D  Direct
Common Stock                                  06/27/00    P        200           A  $13.50       96,779         D  Direct
Common Stock                                                                                     24,709         I  401(k) Plan
Common Stock                                                                                     19,429         I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Deferred Compensation
Incentive Stock Option (right  $7.97                                                                      11/20/93     05/20/03
to buy)
Incentive Stock Option (right  $10.65                                                                     11/10/96     11/10/04
to buy)
Incentive Stock Option (right  $17.25                                                                                  04/27/10
to buy)
Incentive Stock Option (right  $18.95                                                                     04/01/04     04/01/09
to buy)
Incentive Stock Option (right  $21.07                                                                     12/10/00     12/10/08
to buy)
Incentive Stock Option (right  $23.76                                                                     07/23/00     07/23/08
to buy)
Incentive Stock Option (right  $24.11                                                                     01/01/00     12/03/07
to buy)
Non-Qualified Stock Option     $17.13                                                                     04/13/00     04/13/10
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation                    Common Stock                   6,782                     6,782         D   Direct
Incentive Stock Option (right            Common Stock                   8,784                     8,784         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   30,746                    30,746        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,000                     3,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,352                     6,352         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,050                     6,050         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,305                     1,305         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   13,975                    13,975        D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   1,362                     1,362         D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Evans, Robert E.
DATE